

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 13, 2010

Mr. Michael Bibelman
Chief Executive Officer
VoiceServe, Inc.
Grosvenor House, 1 High Street
Middlesex HA8 7TA
England

> **Re:** **VoiceServe, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 17, 2010**
> **File No. 333-169459**

Dear Mr. Bibelman:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1. We note that you are registering a significant number of your outstanding shares (not held by affiliates) for resale. Due to the significant number of shares being registered and the fact that they were issued recently, it appears that this may be an indirect primary offering by the company. Because you are not eligible to conduct a primary offering on Form S-3, you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4). Therefore, you must fix the offering price of the securities being offered by the Company for the duration of the offering. In addition, your secondary offering constitutes an indirect primary offering, and the price of the securities being offered by the selling

        stockholders must be set for the duration of the offering. Identify the selling stockholders as underwriters. If you disagree, please provide us with a detailed legal analysis as to why the selling stockholders offering should be regarded as a secondary offering. This analysis should include, but not be limited to an explanation of the relationship between the company and the selling shareholders, any relationships among any of the selling shareholders, the manner in which each selling shareholder received the shares and the dollar value of the shares being registered in relation to the proceeds you received from the selling shareholders for the shares. You should also identify if any of the selling shareholders is in the business of buying and selling securities.

2. Please revise your primary offering prospectus to include Plan of Distribution information as required by Form S-1 Item 8.

3. On page F-13, you indicate that the Registration Rights agreement you entered into pursuant to your May 26, 2010 private placement provides for penalties if certain actions are not taken to register the underlying securities. If you are in violation of this agreement and are paying (or accruing) liquidated damages, please revise your MD&A to address the effect of these payments on your liquidity and operations.

Primary Offering Prospectus Cover Page

4. Your disclosure is inconsistent as to whether a minimum number of shares must be sold by the Company. Clearly highlight on your cover page and throughout the prospectus that, since there is no minimum amount of shares that must be sold by the company, you may receive no proceeds or very minimal proceeds from the offering. In addition, revise your Use of Proceeds, Dilution and Management's Discussion and Analysis sections to reflect the sale of varying amounts of the total amount being offered. At a minimum, revise your disclosure to show the impact of 10%, 50% and 100% of the shares being sold.

Prospectus Summary, page 1

5. Your document is somewhat difficult to understand due to your reliance on industry jargon. Please generally revise your registration statement to eliminate or explain technical and business jargon. For example, you should explain the term "VoIP." In addition, you should eliminate or explain the terms "TDM", "SIP" "PPX" and "Class 5 softswich software" and where appropriate explain how these terms relate to one another. These are just examples.

6. Here you describe the Company's mission as "creating technology that addresses the principle (sic) communication needs through the economical use of VoIP." However, later you make clear that the Company owns no patents or licenses of any kind. Clarify what technology the Company creates, and how the Company is utilizing its research and development capital.

Risk Factors, page 5

7. Please revise your introductory language to make clear that your Risk Factor disclosure applies to both the common stock offered by the selling shareholders and the common stock offered directly by you.

8. Please revise your risk factor headings, as appropriate, to ensure that each heading is a statement of the risk that you will subsequently discuss, and not a statement of fact only. Examples of headings needing revision include, but are not limited to, the following:

    - We May Never Pay Any Dividends To Shareholders, page 6
    - There Is Limited Liquidity On The OTCBB, page 6

Risks Relating to Our Business, page 5

9. Please expand this section to account for all material risks to your business. For example, we note your statement on page 16 that the absence of government regulation allows competitors to easily enter the market in which you operate. We further note that you do not benefit from intellectual property protection. As another example, you conduct business in disparate parts of the world and may therefore have exposure to currency exchange risk. These are just examples of the types of risks you should disclose.

Risks Related to Our Common Stock, page 6

10. Please provide risk factor disclosure of the impact that the concurrent selling shareholder offering may have on the ability of the company to sell its shares. Specifically address the adverse effect that this may have on the company's ability to sell shares on a self-underwritten basis and receive any proceeds. Also provide clear and prominent disclosure of this aspect of the offering in the prospectus summary.

We May Never Pay Any Dividends To Shareholders, page 6

11. Please revise this last paragraph to clarify that you may not be able to remain profitable since you were profitable during your last fiscal quarter.

Description of Securities, page 10

12. Please revise to include a discussion of the warrants. See Item 202(c) of Regulation S-K.

Business Overview, page 11

13. Please supplement your disclosure to provide all of the information required by Item 101(h) of Regulation S-K. Areas to address include, but are not limited to, the

competitive environment in which you operate, the amount spent on research and development and your number of employees.

14. To the extent you retain phrases such as "makes it exceptionally easy to manage" and "the cheapest wholesale termination rates around," provide us with objective support for your assertions and ensure that you make clear upon what standard or measure you base your claims. For example, revise to include the basis for you assertion on page 14 that VoIP-Proxy provides "a <u>leading</u> marketplace for IP transit and paid peering." To the extent that you do not have independent support for your statements, please characterize them as your beliefs and disclose the bases for these beliefs.

IPTV, page 14

15. Please indicate the stage of development of your IPTV technology and the additional steps, time and funding necessary to add this feature to your VoipSwitch infrastructure.

Financing & Revenue Sources, page 15

16. Please clarify whether the revenues you generate from licenses and additional modules are one-time fees or subscription based fees paid on an ongoing basis. Please also explain how you receive revenues from "ongoing monthly service charges to resellers."

17. Clearly explain how you generate revenues from your VoIP-Proxy division.

18. We note that you do not include your Call-to-PBX division in your Financing and Revenue Sources section. Please explain whether you generate any revenues from this division. To the extent that you do not generate revenues, please indicate as much in your Call-to-PBX section and revise the language used in that section accordingly.

19. Please explain the nature of the partnerships and franchises you plan to form and indicate if you have reached any agreements to date.

Description of Property, page 16

20. Please disclose whether your lease agreement is in writing. If it is in writing, please include the agreement as an exhibit.

Management's Discussion and Analysis of Financial Condition and Result of Operations, page 17

21. Please delete the reference to the safe harbor provided by the Private Securities Litigation Reform Act of 1995 as this protection does not apply to your offering because your common stock is considered a penny stock.

22. In this section, please reference your auditor's substantial doubt of your ability to continue as a going concern. In addition, please add a risk factor that addresses your auditor's opinion.

23. Please revise your results of operations discussion to describe the reason for all material changes in your financials. For example, for the three month period ended June 30, 2010 you should explain the changes in cost of revenues and net income.

Liquidity and Capital Resources, page 23

24. We note your disclosure that additional capital may be required both in the next 12 months and in the long-term. Please quantify, to the extent practical, both your short-term and long-term capital needs.

Directors, Executive Officers, Promoters, and Control Persons, page 24

25. Please disclose, with respect to each director, the specific experience, qualifications, attributes or skills that led the board of directors to conclude that the person should serve as a director for the company. See Item 401(e) of Regulation S-K.

Executive Compensation, page 26

Summary Compensation Table, page 27

26. Please tell us why all your executive officers were only paid consulting fees and not salaries for their services provided to the Company.

27. We note that the information provided in your summary compensation table differs from that provided in your Form 10-K for the Year Ended March 31, 2010 even though each table purports to cover the same time period. Please explain why the information differs and revise accordingly.

28. Please explain who determined the compensation to be paid to each of the individuals named in your summary compensation table and the factors they took into account.

29. Please include the equity incentive plan you reference on page 26 as an exhibit.

Employment Agreements, page 27

30. Please disclose what factors the Board of Directors will consider in determining annual bonuses for Messrs. Bibelman and Ellinson. Please also disclose whether Messrs. Bibelman and Ellinson will take part in that determination.

31. Please clarify whether Messrs. Bibelman and Ellinson are to receive any compensation in the event of termination "with cause." In addition, please briefly define the terms "with cause" and "without cause."

Security Ownership of Certain Beneficial Owners and Management, page 28

32. Please furnish beneficial ownership information, as of the most recent practicable date. See Item 403(a) of Regulation S-K. We note that your disclosure sets forth information regarding common stock owned on March 31, 2010.

Note 8. Common stock issuances, page F-14

33. We note that you issued 3 million shares for services rendered. We also note that the fair value assigned to the share was $0.125 and the closing price of your share at May 21, 2009 was $0.28. Please tell us in detail why the $0.125 fair value assigned per share is appropriate.

Recent Sales of Unregistered Securities, page II-2

34. Please revise your disclosure to account for all sales of unregistered securities covered by Item 701 of Regulation S-K.

Exhibits and Financial Statement Schedules, page II-2

Exhibit 5.1

35. Please have counsel revise his opinion to address both the shares being offered by the company and the shares being offered by the selling shareholders.

36. We note that you changed your name to VoiceServe, Inc. in 2007. Please explain whether you amended your Articles of Incorporation and By-Laws to reflect that name change. Please file the amended documents in lieu of those currently included as appropriate.

37. Please include a list of your subsidiaries as required by Item 601(b)(21) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Dean Suehiro, Staff Accountant at 202-551-3384 or Kyle Moffatt, Accountant Branch Chief, at 202-551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney, at 202-551-3458 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel
Larry Spirgel
Assistant Director